

LIFE ON EARTH™

- Investor Presentation
- February 2019

["Make It Better"]
A New Lifestyle Beverage Company

Disclaimer / Safe Harbor

Disclaimer
This document is based on information provided by Life on Earth (the "Company") and other sources that the Company believes are reliable. Nothing in this document is, or may be relied upon as, a promise or representation by the Company as to the past or the future information or results. This is not an offer or the solicitation of an offer to buy any securities of the Company, and readers should not construe the contents of this document as investment, legal or tax advice. The information contained in this document is made as of the date hereof, and does not reflect any events that may occur subsequent to the date hereof. The Company undertakes no duty or obligation to update or revise the information included in this presentation.

Safe Harbor Statement
This presentation contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those described in the forward-looking statements. These risks include the Company's ability to raise capital to fund ongoing development and operations, completing manufacturing capability, the price and availability of raw materials for manufacturing, timing and results of product development and certification of product, unanticipated costs and delays in product development and manufacturing, ability to hire and retain key management and technical personnel, interest of channel partners, competitive factors, and ability to manage growth, as well as the risks and other factors set forth in our periodic filings with the U.S. Securities and Exchange Commission.   The Offering described in this document is being made only to qualified investors. Any securities of the Company, if offered by the Company, will be offered in reliance upon exemptions from registration under the Securities Act of 1933 and only in states in which the offering of securities is registered or is exempt from registration and by broker-dealers authorized to do so.



- Investment Opportunity
- Company Overview
- Evolution Of Life On Earth
- Corporate Goals
- Management Team & Key Board Members
- Relationship with LA Libations

Summary of Investment Opportunity

LFER is an attractive investment opportunity for several reasons

Dynamic Industry	Major changes are occurring in the way Americans consume beverages creating opportunities for those who deliver to changing tastes.

Rapid Revenue Growth	Increased sales from $2.8M to $3.9M – increase of 32%[1]

Aggressive 2019 Growth Strategy	▪ Includes line extensions and relaunch of several brands. ▪ Increased geographic sales footprint.

Uplisting Strategy	▪ Committed to being more active in the capital markets in 2019 *(capital raising + increasing market awareness).* ▪ Focused on building the Company to qualify for the NYSE American or NASDAQ.



(1)   Comparing last 4 quarters of revenue ending November 30th, 2018, vs. the last 4 quarters ending November 30th, 2017.

Company Overview



Life on Earth, Inc. (OTCQB:LFER) is a new lifestyle beverage company. We have built a platform focused on accelerating the growth of our brands in the all-natural, innovative, healthier and better for you beverage market.

- The Company owns, markets and distributes three proprietary beverage brands, including:
  - Just Chill® | Victoria's Kitchen®
  - Wild Poppy®[2] | Gran Nevada Mio®

- LFER uses third-party distributors, wholesalers and retailers to sell its products throughout the United States, as well as through two of its own distribution subsidiaries in Northern California and the NYC Metro area.

- Financial Summary
  - Company had revenue of $3.9M over the last 4 quarters *(as of November 30th, 2018)*

Corporate Profile[1]	
Headquarters	New York, NY
Stock Symbol	OTCQB:LFER
Market Cap.	$18.1 Million
Shares Outstanding	30.75 Million
Share Price	$0.59
Insider Ownership	~34%

(1) Corporate information as of February 15th, 2019
(2) LFER signed an LOI to acquire Wild Poppy® Brands in November 2018.



Evolution of Life on Earth, Inc.

LFER is looking forward to building on its success in 2019 by focusing on various initiatives, including innovation and line extension, opening up new direct to consumer channels, sales territories, as well as an increased capital markets activities.

2014	2016	2017	2018	2019
LFER becomes a Public Company	**2nd Acquisition**	**Model Shift and Rebranding**	**4th Acquisition**	**Innovation**
Becomes a PubCo through an S1 Registration; is a fully reporting company.	Acquires its first distribution subsidiary, Energy Source Distributors – opens DSD distribution in Northern California.	Changes name to Life On Earth Inc. and shifts strategy from the ethnic beverage market to better for you lifestyle beverages.	Acquires 2nd distribution subsidiary, Giant Beverage – opens DSD distribution in NYC.	New line extensions for all brands. New SKU's to be introduced in spring 2019
1st Acquisition			**5th Acquisition**	**Implementation of Sales & Marketing Plan**
Acquires the Exclusive Distribution for Gran Nevada® beverages.		**3rd Acquisition**	Acquires Just Chill® Brand.	LFER enters commitments for additional capacity distribution in Northern and Southern CA, the Northeast, and Mid Atlantic.
		Acquires Victoria's Kitchen® Brand.	**6th Acquisition**	**Continued Brand Acquisitions**
			Signs LOI to acquire Wild Poppy® brand.	Robust deal flow of prospective and strategic brand acquisitions.
				Uplisting to Senior Exchange
				Preparations for NYSE American or NASDAQ up-listing.



Corporate Goals

To become a leading lifestyle beverage brand company.

- *Commitment to bringing consumers the best products*
  - Introducing original flavors, with better-for-you/functional benefits, using only the best, organic ingredients.
  - Helping to facilitate consumers health, wellness and active lifestyles.

- *Being the best corporate partner for new brands*
  - We are a brand accelerator, using our 60+ years industry experience in beverage and consumer packaged goods space to help accelerate growth of new brands.
  - We bring access to capital, superior marketing, and delivery logistics practices to our partners.

- *Delivering shareholder value*
  - Focused on bringing our investors the best equity returns possible by building our existing brands, and acquiring new, innovative break-through products.





Executive Management Team

Fernando "Oswaldo" Leonzo | Founder, Chairman and CEO

- 18+ years of experience in the food and beverage industry.
- Mr. Leonzo held executive roles at various consumer packaged goods companies, where he had responsibilities for sales, marketing, and logistics, specifically managing the Direct Sales to Distributor (DSD) networks. He served as the Northeast Regional Manager for privately-held Deep River Snacks, and was also the NY Metro Regional Manager for Reeds, Inc. (NYSE American:REED), the beverage company. He also previously served as a Sales Director for CheeseWorks, a UK-based, privately held company specializing in the import and sale of gourmet cheeses and snacks.
- Prior to his work in the food and beverage sector, Mr. Leonzo worked in the financial services industry, in operations for Sands Brothers & Co. and Spear Leeds & Kellogg.
- Mr. Leonzo received his BA from New York University (NYU) where he majored in International Relations.

John "JC" Romagosa | Founder and President

- 18+ years of experience in the Food and Beverage Industry.
- Founder of Latin Sales & Marketing, LLC, and Pangea Multicultural Solutions, LLC, both are full service food brokerage firms that provide product development, marketing and logistics for ethnic food companies targeting a mass retail audience. Currently they have over $50M in net sales under close management.
- Former Managing Director of family-owned Falcon International Distributors, LLC, a leading ethnic food and beverage distributor (East Coast US), where he was responsible for procurement and operations. During his tenure, the Company increased sales from $9M to $100M+. The Company was sold in 2011.
- Mr. Romagosa holds a BS from St .Johns University, where he majored in Finance and Business Administration. He has received Chamber of Commerce awards in NY and NJ for the contribution of over a million pounds of donated products to food banks.



Executive Management Team *(continued)*

Peter Dacey | CFO

- 25+ years of experience in the beverage and finance industries.
- Founder and CEO of The Miami Bay Beverage Company, LLC which successfully developed and launched the Trimino line of protein infused waters.
- Former VP of Finance and Operations for privately-held 454 Life Sciences Corporation, which focused on developing and commercializing novel systems for the sequencing of DNA. The Company was sold to F. Hoffman-La Roche in 2007.
- Former CFO of CytoTherapeutics Inc. (NASDAQ:CTII), a biotechnology company that later became Stem Cells Inc. (NASDAQ:STEM).
- BS in Finance and Account from the University of Rhode Island; graduating with honors.



Relation with L.A. Libations

Life on Earth, Inc. has a strategic relationship with L.A. Libations, an LFER shareholder and next-generation beverage incubator. They are a key innovation partner of The Coca-Cola Company's Venturing and Emerging Brand group (VEB).



- Strategic value:
  - Working with LFER to broaden its sales footprint on the West Coast.
  - Outstanding source of potential new acquisitions.
  - Leveraging of strategic resources.

- L.A. Libations serves as a broker for many beverage companies on the West Coast, including the LFER portfolio.

- 25% of L.A. Libations is owned by The Coca Cola Company (NYSE:KO).

- In November 2017, LFER purchased Victoria's Kitchen® Brand from Mr. David Menine, an Executive Vice President of L.A. Libations.

- In August 2018, LFER purchased the Just Chill® Beverage brand from the Just Chill Group, and L.A. Libations.



- Industry Overview
- Portfolio of Beverages
- Distribution Business

Industry Overview

The Better-For-You / Functional Beverages are showing growth, while sugary juices, carbonated soft drinks and sports drinks are losing market-share.

- LFER's portfolio is focused in these growing categories.



U.S. Beverages Segment Revenue Growth: 2010 - 2016[1]

Better-For-You / Functional Beverages

Category	Growth
Juices	-4%
Carbonated Soft Drinks	-2%
Sports Drinks	3%
Bottled Water	7%
Ready-To-Drink Tea	8%
Energy	10%
Functional Water	12%
Ready-To-Drink Coffee	19%
Coconut Water	22%
Kombucha	35%



1) Beverage Industry Magazine, Annual Top 100 Report, IRI, Statista (2016)

Portfolio of Beverages

The Company owns(1), markets and distributes three proprietary brands.









JUST
CHILL
Tropical
(calm + focus)

Just Chill®

A calming drink designed to help reduce stress and improve focus with SunTheanine.

Victoria's Kitchen
ORGANIC LEMONADE
GINGER
WITH A PINCH OF CAYENNE
50 CALORIES PER CAN
12 FL OZ (355ml)

Victoria's Kitchen®

Specialty beverage brand producing all-natural European-inspired drinks.

mio

Gran Nevada®

Traditional brand is all-natural that emulates flavors which have been known for generations among many ethnic groups with growing mainstream interest.

wild poppy
Blood Orange
Chili

Wild Poppy®(1)

Beverage company committed to supporting sustainable organic farming while providing great taste with real organic fruits.





JUSTCHILL

Victoria's Kitchen™

GRAN NEVADA™

wild poppy®
liquid goodness

(1) The Company has signed an LOI to acquire Wild Poppy Brand in November 2018.

Just Chill®

Just Chill® relaxing beverage is made with premium, all natural ingredients, and is powered by the unique amino acid, SunTheanine. SunTheanine is a functional supplement that helps to enhance cognitive function.



- L- Theanine is an amino acid found in green tea that helps to reduce stress and increase focus, without causing drowsiness..

- Sizes Available: 12oz Cans
- Flavors: Zero Ginger, Tropical, Rio-Berry and Jamaican Citrus.



Zero Ginger



Tropical



Rio-Berry



Jamaican Citrus



Just Chill® Innovation Launch Spring 2019

Capitalizing upon the momentum of our flagship brand we look to add three new 4-pack sku's along with six additional sku's to round out our regular and zero line of Just Chill®. In addition, we plan to expand into the very hot and innovative Hemp infused line of drinks opening a new category for the brand.



- Sizes Available: 12oz Cans and 16.9oz Pet Bottles
- 4-Pack Flavors 12 oz Cans: Zero Ginger, Tropical and Rio Berry

- 12oz Flavors: Ginger, Blood Orange, Zero Tropical, Zero Rio-Berry, Zero Jamaican Citrus and Zero Blood Orange.
- 16.9oz Flavors: Watermelon/Strawberry, Raspberry Lime, Apricot/Blueberry, Grape and Pineapple/Coconut







the power of calm
JUST CHILL
zero calories
JUST CHILL zero
Blood Orange
Tropical
Ginger
Jamaican Citrus
Rio Berry
[calm + focus]

the power of calm
JUST CHILL zero
Ginger

the power of calm
JUST CHILL
Rio Berry
[calm + focus]

the power of calm
JUST CHILL
Tropical
[calm + focus]

Victoria's Kitchen®



European-inspired drinks, infused with natural flavors, extracts, and a hint of sweetness - a refreshing alternative to lemonade or iced tea.

- Sizes Available: 12oz Cans
- Flavors: Almond Water, Almond Water w/ Coconut, Organic Lemonade w. Ginger, Organic Peach Half-Tea & Half-Lemonade w. Ginger.







Victoria's Kitchen® Innovation Launch Spring 2019



Expanding the VK line, we plan on launching three new sku's in a 4-pack and five new sku's into the growing premium tea category in Spring of 2019.

- Sizes Available: 12oz Cans
- 4-Pack Flavors 12oz Cans: Ginger Lemonade, Almond Water & Almond Water w/ Coconut
- Flavors: Jasmine, Sour Hawberry, Hibiscus, Yerba Mate, and Chrysanthemum











Victoria's Kitchen
Antioxidant
JASMINE
ICED TEA
HIBISCUS
ICED TEA
GUAVA
ICED TEA
MANGO
ICED TEA
YERBA MATE
ICED TEA

Victoria's Kitchen
ALMOND WATER
ORIGINAL
ORGANIC LEMONADE
GINGER
ALMOND WATER
COCONUT
NON GMO
50

AS SEEN ON
SHARK TANK

Victoria's Kitchen
ORGANIC LEMONADE
GINGER

Gran Nevada®

With a focus on a larger demographic and mainstream US audience, we are extending the brand into a healthier line up commanding a premium.

- Sizes Available: 16oz Cans
- Flavors: Mango, Guava, Hibiscus, Tamarind, Horchata Mexicana, and Horchata w/ Chocolate





Wild Poppy®[1]

A craft style product, all our organic drinks get their flavor from real organic fruit along with a few organic ingredients.



- Sizes Available: 10oz Bottles
- Flavors: Peach Vanilla, Plum Licorice, Blood Orange Chili, Grapefruit Ginger and Peppermint Lemonade







(1) The Company has signed an LOI to acquire Wild Poppy Brand in November 2018.

Wild Poppy®[1] Innovation Launch Spring 2019



Along with a fantastic line up of innovative flavors, Wild Poppy® is introducing and commercializing a line of new craft style organic sodas.

- Sizes Available: 12oz Can and 4pack 12oz Can
- Flavors: Orange, Grape and Lemon











wild poppy
liquid goodness
ORGANIC
GRAPE
SODA
12 FL OZ (355mL)
wild poppy
liquid goodness
ORGANIC
LEMON
SODA
12 FL OZ (355mL)
wild poppy
liquid goodness
ORGANIC
ORANGE
SODA
12 FL OZ (355mL)

wild poppy
ORGANIC
ORANGE
SODA
wild poppy
ORGANIC
LEMON
SODA
wild poppy
ORGANIC
GRAPE
SODA

(1) The Company has signed an LOI to acquire Wild Poppy Brand in November 2018.

Introduction of Hemp and CBD Infused Category

The company is ready to begin manufacturing a line extension of our Just Chill® brand into the <u>Organic Hemp and CBD</u> infused beverage marketplace.

Just Chill® is the perfect brand to capture the exploding audience in the CBD space because of its recognized functionality for alleviating anxieties and tensions.









Organic Hemp Beverage
- Sizes Available: 16.9oz Pet Bottles
- Flavors: Mango/Passion Fruit, Pineapple/Coconut, Apricot Blueberry, Sunset Sherbert, Watermelon/Strawberry



CBD Infused Alkaline Water
- Sizes Available: 16.9oz Pet Bottles
- Flavors: Pure, Pineapple, Watermelon, Blackberry, Strawberry Kiwi, Cherry



Distribution Platform

LFER owns its own proprietary distribution platform that focuses on selling into DSD systems.



- The Company has two different distribution centers.
  - <u>Gilroy, California</u> (30 mins from San Jose), where it can service accounts throughout California and other parts of the West Coast.
  - <u>New York City, New York</u>, where it services accounts throughout the NYC Metro area. Focused on servicing independent retailers; expanding to service authorized chain accounts.

- Owning distribution platforms in key markets adds +35% margins on proprietary brands.
  - Enables us to cut out the middleman and target strategic markets to facilitate brand acceleration.



● - Current Distribution Subsidiaries



- 2019 Growth Strategy
- Financial Performance
- Public Comparables
- Ownership / Capitalization Table

2019 Growth Strategy

LFER is excited about its 2019 growth prospects, through several different commercialization initiatives



New Line Extensions	▪ New CBD and Hemp-Infused line-up under Just Chill® brand. ▪ New Line extensions on Just Chill®, Victoria's Kitchen® & Wild Poppy®. ▪ Repositioning of Gran Nevada® line for wider audience; highly anticipated Horchata.
Larger Sales Footprint	▪ Enhancement of sales team to begin Q2-2019. ▪ Expanding distribution points and number of stores.
M&A Activity	Seek to acquire brands that want to leverage our existing sales, marketing and logistics infrastructure.
Key Account Distribution & In-Store Activation	▪ Expansion of DSD customers; direct national retail infiltration. ▪ In-store marketing activations beginning Q2-2019.
Expand Gross Margins and EBITDA	Improvements in supply chain procurement and production; capitalizing on synergies between brands to effectively lower costs and increase margins company wide.



Debuting New Product Lineup in March 2019

LFER looks forward to showcasing its new and innovative beverage line extensions in March 2019 at the Natural Products Expo West.

- Being held in Anaheim, California on March 5th – 9th, 2019.

Natural Products Expo West is an industry conference that showcases new health, beauty, organic, or natural and specialty foods.

- A fantastic place to see the newest products and trends for 2019.
- A place to network with other beverage executives and generate industry buzz.





Financial Performance

The Company has had 3 years of consecutive revenue growth.
  ▪ The last 4 quarters of revenue were $3.9M



Life on Earth, Inc. | Yearly Revenue *(in Millions)*



Ownership / Capitalization Table

The executive management and other strategic investors own +34% of the Company.

Ownership Table

Holder	# of Shares	% Of Common Shares Outstanding	Fully Diluted Shares (#)	Fully Diluted Shares (%)
Fernando "Oswaldo" Leonzo *(Chairman / CEO)*	3,800,000	11.2%	3,800,000	8.9%
John "JC" Romagosa *(President & COO)*	1,560,000	4.6%	1,560,000	3.7%
Robert Gunther *(Director)*	900,000	2.6%	900,000	2.1%
Shircoo Inc.	891,000	2.6%	8,352,890	19.6%
Total Insiders	7,151,000	21.0%	14,612,890	34.2%
Public Float	26,920,135	79.0%	28,110,979	65.8%
TOTAL	34,071,135	100.0%	42,723,869	100.0%

Capitalization Table

Security	Common Stock Equivalent Held
Common Stock	34,071,135
Convertible Debt	6,907,734
Warrants	1,745,000
Fully Diluted Shares Outstanding	42,723,869



Summary of Investment Opportunity

LFER is an attractive investment opportunity for several reasons

Dynamic Industry	Major changes are occurring in the way Americans consume beverages creating opportunities for those who deliver to changing tastes.
Rapid Revenue Growth	Increased sales from $2.8M to $3.9M – increase of 32%[1]
Aggressive 2019 Growth Strategy	▪ Includes line extensions and relaunch of several brands. ▪ Increased geographic sales footprint.
NASDAQ Uplist Strategy	▪ Company is committed to being more active in the capital markets in 2019. ▪ Focused on building the Company to qualify for the NASDAQ.



(1)　Comparing last 4 quarters of revenue ending November 30th, 2018, vs. the last 4 quarters ending November 30th, 2017.



LIFE ON EARTH®

Corporate Headquarters:
575 Lexington Avenue, 4th Floor
New York, NY 10022
(646) 844-9897 | info @ lifeonearthinc.com

